UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: November 3, 2016	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Contacts:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES INC. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS SCHEDULES THIRD QUARTER 2016 FINANCIAL RESULTS CONFERENCE CALL

Hsinchu, Taiwan - 11/3/2016 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today announced that it will hold a conference call with investors and analysts at 7:00 a.m. Eastern Time on Thursday, November 10, 2016 (8:00 p.m. Taiwan time, Thursday, November 10, 2016) to discuss its third quarter 2016 financial results and management’s outlook for the fourth quarter 2016.

The news release announcing the Company’s third quarter 2016 financial results will be disseminated prior to the conference call on November 10, 2016.

The conference call will be webcast on the investor relations’ section of ChipMOS’ website at www.chipmos.com or may be accessed by dialing +1-201-689-8562 at the scheduled time. The playback will be available 2 hours after the conclusion of the conference call and will be accessible by dialing +1-412-317-6671, with confirmation ID number 13647852.

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan and Qingpu Industrial Zone in Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. The Company is listed on TWSE under Stock Ticker 8150. The Company’s American depositary shares are listed on NASDAQ Global Select Market under the ticker symbol “IMOS”.

Forward-Looking Statements

This press release contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. These risks and uncertainties include those discussed under “Cautionary Statement Concerning Forward Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that ChipMOS Taiwan filed with the U.S. SEC.